1. Name and Address of Reporting Person
   Walton, Alice L.
   No 1 Leggett Road
   Carthage, MO 64836
   USA
2. Issuer Name and Ticker or Trading Symbol
   Leggett & Platt, Incorporated (LEG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   01/22/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    01/22/2003            M         2932        A   $10.0625                  D
Common Stock                    01/22/2003            M         131         A   $12.7500                  D
Common Stock                    01/22/2003            M         418         A   $19.9000                  D
Common Stock                    01/22/2003            M         2016        A   $13.3906                  D
Common Stock                    01/22/2003            M         800         A   $20.8125                  D
Common Stock                    01/22/2003            M         3152        A   $10.4690                  D
Common Stock                    01/22/2003            M         317         A   $8.9375                   D
Common Stock                    01/22/2003            M         3395        A   $9.7200    240669         D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $8.9375  01/22/2         M               317   08/01/2001 08/01/2015 Common  317      $8.9375    0       D
Options              003                                                         Stock
(Right to
buy)
Stock       $9.72    01/22/2         M               3395  04/02/2002 04/02/2016 Common  3395     $9.7200    0       D
Options              003                                                         Stock
(Right to
buy)
Stock       $10.0625 01/22/2         M               2932  04/01/2000 04/01/2014 Common  2932     $10.0625   0       D
Options              003                                                         Stock
(Right to
buy)
Stock       $10.469  01/22/2         M               3152  04/03/2001 04/03/2015 Common  3152     $10.4690   0       D
Options              003                                                         Stock
(Right to
buy)
Stock       $12.75   01/22/2         M               131   08/06/1999 08/06/2013 Common  131      $12.7500   0       D
Options              003                                                         Stock
(Right to
buy)
Stock       $13.3906 01/22/2         M               2016  04/01/1999 04/01/2013 Common  2016     $13.3906   0       D
Options              003                                                         Stock
(Right to
buy)
Stock       $19.9    01/22/2         M               418   11/09/2002 05/08/2011 Common  418      $19.9000   838     D
Options              003                                                         Stock
(Right to
buy)
Stock       $20.8125 01/22/2         M               800   11/03/2001 05/02/2010 Common  800      $20.8125   401     D
Options              003                                                         Stock
(Right to
buy)

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ John A. Lyckman

DATE
01/22/2003